Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022, and 2023 and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 29, 2024 (the ”2023 Annual Report”), as well as our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on June 4, 2024. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. We are the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience.

Our business showed strong resilience in 2020, 2021, and 2022, despite the impact of the COVID-19 pandemic. Since the beginning of 2023 and up to the date of this current report, we have witnessed substantial recovery and a sustained growth trajectory for the long term. We generated total net revenues of RMB20.0 billion, RMB20.0 billion and RMB44.5 billion (US$6.3 billion) in 2021, 2022, and 2023, respectively. For the three months ended March 31, 2023 and 2024, we generated total net revenues of RMB9.2 billion and RMB11.9 billion (US$1.6 billion), respectively. We recorded net income of RMB1.4 billion in 2022 and RMB10.0 billion (US$1.4 billion) in 2023, compared to net loss of RMB645 million in 2021. For the three months ended March 31, 2023 and 2024, we recorded net income of RMB3.4 billion and RMB4.3 billion (US$599 million), respectively.

Key Components of Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth. Our total revenues grew slightly from RMB20.0 billion in 2021 to RMB20.1 billion in 2022, and grew significantly by 122% to RMB44.6 billion (US$6.3 billion) in 2023. Our total revenues grew by 29% from RMB9.2 billion for the three months ended March 31, 2023 to RMB11.9 billion (US$1.7 billion) for the three months ended March 31, 2024.

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business in absolute amounts and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues:
Accommodation reservation	8,148	41	7,400	37	17,257	2,431	39	3,480	38	4,496	623	38
Transportation ticketing	6,905	34	8,253	41	18,443	2,598	41	4,156	45	5,000	692	42
Packaged tours	1,105	6	797	4	3,140	442	7	386	4	883	122	7
Corporate travel	1,347	7	1,079	5	2,254	317	5	445	5	511	71	4
Others	2,524	12	2,526	13	3,468	488	8	744	8	1,031	143	9

Total revenues	20,029	100	20,055	100	44,562	6,276	100	9,211	100	11,921	1,651	100

Under most circumstances, we do not take ownership of the products and services being sold. Instead, we act as an agent in substantially all of our transactions. Our risk of loss due to obligations for canceled hotel and airline ticket reservations is thus relatively remote. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose certain restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through the VIEs. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with the VIEs” in our 2023 Annual Report for a description of our relationship with these entities.

Accommodation Reservation. In 2021, 2022, and 2023, our accommodation reservation revenue was RMB8.1 billion, RMB7.4 billion, and RMB17.3 billion (US$2.4 billion), representing 41%, 37%, and 39% of our total revenues, respectively. For the three months ended March 31, 2023 and 2024, our accommodation reservation revenue was RMB3.5 billion and RMB4.5 billion (US$623 million), representing 38% and 38% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point at which we complete our performance obligation in accommodation reservation services. Contracts with certain hotel reservation partners contain incentive commissions that are typically subject to specific performance targets. We generally receive incentive commissions from hotels through monthly arrangements based on performance targets of accommodation reservations where our users have completed their stay.

Transportation Ticketing. In 2021, 2022, and 2023, our transportation ticketing revenue was RMB6.9 billion, RMB8.3 billion, and RMB18.4 billion (US$2.6 billion), representing 34%, 41%, and 41% of our total revenues, respectively. For the three months ended March 31, 2023 and 2024, our transportation ticketing revenue was RMB4.2 billion and RMB5.0 billion (US$692 million), representing 45% and 42% of our total revenues, respectively.

We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, the VIEs, and a network of ecosystem partners. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.

Packaged tours. In 2021, 2022, and 2023, our packaged tours revenue was RMB1.1 billion, RMB797 million, and RMB3.1 billion (US$442 million), respectively. For the three months ended March 31, 2023 and 2024, our packaged tours revenue was RMB386 million and RMB883 million (US$122 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticket booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2021, 2022, and 2023, revenue from our corporate travel services was RMB1.3 billion, RMB1.1 billion, and RMB2.3 billion (US$317 million), respectively. For the three months ended March 31, 2023 and 2024, revenue from our corporate travel services was RMB445 million and RMB511 million (US$71 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticket booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other Businesses. Our other businesses primarily consist of online advertising services and financial services. In 2021, 2022, and 2023, revenue from other business was RMB2.5 billion, RMB2.5 billion, and RMB3.5 billion (US$488 million), respectively. For the three months ended March 31, 2023 and 2024, revenue from other business was RMB744 million and RMB1,031 million (US$143 million), respectively. Advertising revenue is recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenue mainly represents the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

Cost of Revenues

Cost of revenues primarily consists of payroll compensation of customer service center personnel, credit card service fees, payments to travel suppliers, telecommunication expenses, direct costs of principal travel tour services, depreciation, rentals, direct costs of financial service and related expenses incurred by us that are directly attributable to our user orders and the rendering of travel related services and other businesses.

Cost of revenues as a percentage of our net revenues was 23%, 23%, and 18% in 2021, 2022, and 2023, respectively. For the three months ended March 31, 2023 and 2024, cost of revenues accounted for 18% and 19% of our net revenues, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system, and efficiency of our enhanced mobile and website operations.

Operating Expenses

Operating expenses primarily consist of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In 2023, we recorded share-based compensation expense of RMB1.8 billion (US$258 million), compared to RMB1.2 billion in 2022 and RMB1.7 billion in 2021. For the three months ended March 31, 2024, we recorded share-based compensation expense of RMB450 million (US$62 million), compared to RMB378 million for the three months ended March 31, 2023. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include payroll compensation of product development personnel, consulting expenses, and other expenses incurred by us that are directly attributable to developing our travel supplier networks as well as to maintaining, monitoring, and managing our transaction and service platforms. Product development expenses as a percentage of our net revenues were 45%, 42%, and 27% in 2021, 2022, and 2023, respectively. For the three months ended March 31, 2023 and 2024, product development expenses accounted for 29% and 26% of our net revenues, respectively.

Sales and marketing expenses primarily include payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Sales and marketing expenses as a percentage of our net revenues were 25%, 21%, and 21% in 2021, 2022, and 2023, respectively. For the three months ended March 31, 2023 and 2024, sales and marketing expenses accounted for 19% and 19% of our net revenues, respectively.

General and administrative expenses primarily include payroll compensation, benefits and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. General and administrative expenses as a percentage of our net revenues were 15%, 14%, and 8% in 2021, 2022, and 2023, respectively. For the three months ended March 31, 2023 and 2024, general and administrative expenses accounted for 10% and 8% of our net revenues, respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues. This information should be read together with our audited consolidated financial statements and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our 2023 Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on June 4, 2024. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues:
Accommodation reservation	8,148	41	7,400	37	17,257	2,431	39	3,480	38	4,496	623	38
Transportation ticketing	6,905	34	8,253	41	18,443	2,598	41	4,156	45	5,000	692	42
Packaged tours	1,105	6	797	4	3,140	442	7	386	4	883	122	7
Corporate travel	1,347	7	1,079	5	2,254	317	5	445	5	511	71	4
Others	2,524	12	2,526	13	3,468	488	8	744	8	1,031	143	9

Total revenues	20,029	100	20,055	100	44,562	6,276	100	9,211	100	11,921	1,651	100
Less: Sales tax and surcharges	(6)	(0)	(16)	(0)	(52)	(7)	(0)	(13)	(0)	(16)	(2)	(0)

Net revenues	20,023	100	20,039	100	44,510	6,269	100	9,198	100	11,905	1,649	100
Cost of revenues	(4,598)	(23)	(4,513)	(23)	(8,121)	(1,144)	(18)	(1,637)	(18)	(2,238)	(310)	(19)

Gross profit	15,425	77	15,526	77	36,389	5,125	82	7,561	82	9,667	1,339	81

Operating expenses:
Product development(1)	(8,992)	(45)	(8,341)	(42)	(12,120)	(1,707)	(27)	(2,674)	(29)	(3,109)	(431)	(26)
Sales and marketing(1)	(4,922)	(25)	(4,250)	(21)	(9,202)	(1,296)	(21)	(1,755)	(19)	(2,312)	(320)	(19)
General and administrative(1)	(2,922)	(14)	(2,847)	(14)	(3,743)	(527)	(8)	(891)	(10)	(931)	(129)	(8)

Total operating expenses	(16,836)	(84)	(15,438)	(77)	(25,065)	(3,530)	(56)	(5,320)	(58)	(6,352)	(880)	(53)

(Loss)/income from operations	(1,411)	(7)	88	0	11,324	1,595	25	2,241	24	3,315	459	28
Interest income	2,132	11	2,046	10	2,090	294	5	441	5	592	82	5
Interest expense	(1,565)	(8)	(1,514)	(8)	(2,067)	(291)	(5)	(486)	(5)	(499)	(69)	(4)
Other income/(expense)	373	2	2,015	10	(667)	(94)	(1)	1,652	18	759	105	6

(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(471)	(2)	2,635	12	10,680	1,504	24	3,848	42	4,167	577	35
Income tax expense	(270)	(1)	(682)	(3)	(1,750)	(246)	(4)	(341)	(4)	(664)	(92)	(6)
Equity in income/(loss) of affiliates	96	0	(586)	(3)	1,072	151	2	(133)	(1)	822	114	7

Net (loss)/income	(645)	(3)	1,367	6	10,002	1,409	22	3,374	37	4,325	599	36
Net loss/(income) attributable to non-controlling interests	95	0	36	0	(84)	(12)	(0)	1	0	(13)	(2)	(0)
Net (loss)/income attributable to Trip.com Group Limited	(550)	(3)	1,403	6	9,918	1,397	22	3,375	37	4,312	597	36

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Product development	(802)	(4)	(567)	(3)	(870)	(123)	(2)	(179)	(2)	(214)	(30)	(2)
Sales and marketing	(149)	(1)	(115)	(1)	(158)	(22)	(0)	(31)	(0)	(38)	(5)	(0)
General and administrative	(730)	(4)	(506)	(3)	(806)	(113)	(2)	(168)	(2)	(198)	(27)	(2)

Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.

Three months ended March 31, 2024 compared to three months ended March 31, 2023

Revenues

Total revenues increased by 29% from RMB9.2 billion for the three months ended March 31, 2023 to RMB11.9 billion (US$1.7 billion) for the three months ended March 31, 2024, primarily driven by the robust growth of China’s domestic and outbound travel demand and the expansion of our overseas business.

Accommodation Reservation. Accommodation reservation revenue increased by 29% from RMB3.5 billion for the three months ended March 31, 2023 to RMB4.5 billion (US$623 million) for the three months ended March 31, 2024. This was in line with the 37% increase in accommodation reservation GMV (including Qunar), primarily driven by a robust growth in domestic and outbound hotels booking.

Transportation Ticketing. Transportation ticketing revenue increased by 20% from RMB4.2 billion for the three months ended March 31, 2023 to RMB5.0 billion (US$692 million) for the three months ended March 31, 2024. This was in line with the 24% increase in transportation ticketing GMV (including Qunar), primarily driven by a strong growth in domestic and global air business.

Packaged Tours. Packaged tours revenue increased by 129% from RMB386 million for the three months ended March 31, 2023 to RMB883 million (US$122 million) for the three months ended March 31, 2024, primarily driven by the increased travel demand for domestic and international packaged-tour products.

Corporate Travel. Corporate travel revenue increased by 15% from RMB445 million for the three months ended March 31, 2023 to RMB511 million (US$71 million) for the three months ended March 31, 2024, primarily driven by an increase in corporate travel reservations arising from domestic travel demand.

Others. Other revenues increased by 39% from RMB744 million for the three months ended March 31, 2023 to RMB1,031 million (US$143 million) for the three months ended March 31, 2024.

Cost of Revenues

Cost of revenues increased by 37% from RMB1.6 billion for the three months ended March 31, 2023 to RMB2.2 billion (US$310 million) for the three months ended March 31, 2024, which was in line with the increase in our total revenues.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 16% from RMB2.7 billion for the three months ended March 31, 2023 to RMB3.1 billion (US$431 million) for the three months ended March 31, 2024, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 32% from RMB1.8 billion for the three months ended March 31, 2023 to RMB2.3 billion (US$320 million) for the three months ended March 31, 2024, primarily due to an increase in sales and marketing promotion activities.

General and Administrative. General and administrative expenses increased by 4% from RMB891 million for the three months ended March 31, 2023 to RMB931 million (US$129 million) for the three months ended March 31, 2024, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income increased by 34% from RMB441 million for the three months ended March 31, 2023 to RMB592 million (US$82 million) for the three months ended March 31, 2024.

Interest Expense

Interest expense increased by 3% from RMB486 million for the three months ended March 31, 2023 to RMB499 million (US$69 million) for the three months ended March 31, 2024.

Other Income/(Expense)

Other income was RMB759 million (US$105 million) for the three months ended March 31, 2024, compared to other income of RMB1,652 million for the three months ended March 31, 2023. Other income for the three months ended March 31, 2024 primarily consisted of RMB679 million (US$94 million) fair value gain of equity securities investments and exchangeable senior notes and RMB106 million (US$15 million) government grants. Other income for the three months ended March 31, 2023 primarily consisted of RMB1,648 million fair value gain of equity securities investments and exchangeable senior notes.

Income Tax Expense

Income tax expense increased from RMB341 million for the three months ended March 31, 2023 to RMB664 million (US$92 million) for the three months ended March 31, 2024. Our effective income tax rate for the three months ended March 31, 2024 was 16%, compared to 9% for the three months ended March 31, 2023. The change in our effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Equity in Income/(Loss) of Affiliates

Equity in income of affiliates for the three months ended March 31, 2024 was RMB822 million (US$114 million), compared to equity in loss of affiliates of RMB133 million for the three months ended March 31, 2023. This was primarily due to the income incurred from our equity method investments for the three months ended March 31, 2024.

Liquidity and Capital Resources

As of March 31, 2024, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes and exchangeable senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and related parties and borrowings from third-party lenders. As of March 31, 2024, we had convertible senior notes outstanding in an aggregate principal amount of US$5 million, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million, and two major facility loans outstanding under which the aggregate outstanding principal balance is US$2.7 billion.

Except as disclosed in this current report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. Based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the date of this current report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital and we may not be able to obtain it” in our 2023 Annual Report.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	2,475	2,641	22,004	3,098	3,175	2,453	338
Net cash (used in)/provided by investing activities	(4,148)	1,136	5,919	835	2,296	(4,351)	(602)
Net cash provided by/(used in) financing activities	3,919	(6,717)	(2,547)	(360)	6,501	2,369	328
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(465)	231	120	18	117	319	46
Net increase/(decrease) in cash and cash equivalents, restricted cash	1,781	(2,709)	25,496	3,591	12,089	790	110
Cash and cash equivalents, restricted cash, beginning of period	19,415	21,196	18,487	2,604	18,487	43,983	6,091
Cash and cash equivalents, restricted cash, end of period	21,196	18,487	43,983	6,195	30,576	44,773	6,201

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2024 was RMB2.5 billion (US$338 million), compared to net cash provided by operating activities of RMB3.2 billion for the three months ended March 31, 2023. The decrease was primarily due to an increase in salary and tax payment, though net income increased by RMB951 million.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2024 amounted to RMB4.4 billion (US$602 million), compared to net cash provided by investing activities of RMB2.3 billion for the three months ended March 31, 2023. The changes for the three months ended March 31, 2024 in comparison to the three months ended March 31, 2023 were primarily due to the significant increase in short-term investments and a decrease in cash received from maturities of held-to-maturity investments, partially offset by a decrease in cash paid for long-term investments.

Financing Activities

Net cash provided by financing activities amounted to RMB2.4 billion (US$328 million) for the three months ended March 31, 2024, compared to net cash provided by financing activities of RMB6.5 billion for the three months ended March 31, 2023. Net cash provided by financing activities for the three months ended March 31, 2024 was mainly driven by the proceeds from short-term bank loans and proceeds from exercise of share options, partially offset by repayment of long-term loans. Net cash provided by financing activities for the three months ended March 31, 2023 was mainly driven by the proceeds from long-term and short-term loans.

Off-balance Sheet Arrangements

In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of March 31, 2024, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$151 million). The total amount of the deposit we paid was RMB146 million (US$20 million).

Based on the guarantee arrangements, the maximum amount of the future payments is approximately RMB943 million (US$131 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

Material Cash Requirements

Our material cash requirements as of March 31, 2024 primarily included our debt obligations and capital expenditure commitments.

Our debt obligations consist of the principal and interest amounts in connection with our convertible and exchangeable senior notes, term loans and other debts. Payment due within one year from March 31, 2024 for our debt obligations amounted to RMB39.0 billion (US$5.4 billion). Payment due after one year from March 31, 2024 for our debt obligations amounted to RMB10.4 billion (US$1.4 billion).

The following sets forth our major debt obligations as of March 31, 2024 which require payments in subsequent periods. We were in compliance with all of the applicable debt covenants as of March 31, 2024.

•

In June 2015, we issued convertible senior notes in an aggregate principal amount of US$400 million, which may be converted into our ADSs, at each holder’s option, at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025 based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. These convertible senior notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. In July 2020, we completed our put right offer relating to these convertible senior notes at an aggregate purchase price of US$395 million.

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In July 2020, we issued the US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027 (the “2027 notes”). The 2027 notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of H World, or a combination thereof, at our election subject to certain conditions. The current exchange rate of the 2027 notes is 25.6215 H World ADSs per US$1,000 principal amount of the notes. The 2027 notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021. Holders of the 2027 notes may require us to repurchase all or part of their 2027 notes for cash on each of July 1, 2023 and July 1, 2025 at a repurchase price equal to 100% of the principal amount of the 2027 notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date, in accordance with the terms and conditions set forth in the indenture, as amended and supplemented, for the 2027 notes. In addition, we may redeem the 2027 notes subject to certain conditions.

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In October 2021, we entered into a facility agreement as a borrower with certain financial institutions for an up to US$1.5 billion transferrable term loan facility. The facility has a 3-year tenor. The proceeds borrowed under this facility may be used for refinancing and other general corporate purposes. As of March 31, 2024, US$1.5 billion was outstanding under this facility.

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In December 2022, we entered into a facility agreement as a borrower with certain financial institutions for a US$1,488 million and HK$80 million dual tranche term loan facility (equivalent to around US$1.5 billion in aggregate). The facility has a 3-year tenor. The proceeds borrowed under this facility will first be used for refinancing our certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes. As of March 31, 2024, US$1,188 million under the U.S. dollars tranche and the entire Hong Kong dollars tranche remained outstanding under this facility.

Our capital expenditure commitments primarily consist of contracted future purchases of property, equipment, and software. The unpaid purchase price due within one year after March 31, 2024 was RMB33 million (US$4.6 million) as of March 31, 2024. The unpaid purchase price due after one year from March 31, 2024 was RMB1 million (US$0.1 million).

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2024. While the above indicates our material cash requirements as of March 31, 2024, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled or terminated.